Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

The following press release was issued by Marathon Petroleum Corporation on August 29, 2018.
Marathon Petroleum Corporation Commences Exchange Offers and Andeavor Commences Consent Solicitations
FINDLAY, Ohio, and SAN ANTONIO, Texas, Aug. 29, 2018 - Marathon Petroleum Corporation (NYSE: MPC) (“MPC”) and Andeavor (NYSE: ANDV) today announced that, in connection with the anticipated combination of MPC and Andeavor, MPC has commenced offers to exchange (each an “Exchange Offer” and collectively, the “Exchange Offers”) any and all outstanding notes issued by Andeavor as set forth in the table below (the “Existing Andeavor Notes”) for (1) up to $3,375,000,000 aggregate principal amount of new notes issued by MPC (the “New MPC Notes”) and (2) cash.

The following table sets forth the Exchange Consideration, Early Tender Premium and Total Exchange Consideration for each series of Existing Andeavor Notes:

Title of Series/CUSIP Number of Existing Andeavor Notes	Maturity Date	Aggregate Principal Amount Outstanding	Exchange Consideration(1)	Early Tender Premium(1)	Total Exchange Consideration(1)(2)
5.375% Senior Notes due 2022 / 881609AZ4	October 1, 2022	$475,000,000	$970 principal amount of New MPC 5.375% Senior Notes due 2022 and $1.00 in cash	$30 principal amount of New MPC 5.375% Senior Notes due 2022	$1,000 principal amount of New MPC 5.375% Senior Notes due 2022 and $1.00 in cash
4.750% Senior Notes due 2023 / 03349MAC9, 881609BB6, U88149AK2	December 15, 2023	$850,000,000	$970 principal amount of New MPC 4.750% Senior Notes due 2023 and $1.00 in cash	$30 principal amount of New MPC 4.750% Senior Notes due 2023	$1,000 principal amount of New MPC 4.750% Senior Notes due 2023 and $1.00 in cash
5.125% Senior Notes due 2024 / 881609BA8	April 1, 2024	$300,000,000	$970 principal amount of New MPC 5.125% Senior Notes due 2024 and $1.00 in cash	$30 principal amount of New MPC 5.125% Senior Notes due 2024	$1,000 principal amount of New MPC 5.125% Senior Notes due 2024 and $1.00 in cash
5.125% Senior Notes due 2026 / 03349MAD7, 881609BC4, U88149AL0	December 15, 2026	$750,000,000	$970 principal amount of New MPC 5.125% Senior Notes due 2026 and $1.00 in cash	$30 principal amount of New MPC 5.125% Senior Notes due 2026	$1,000 principal amount of New MPC 5.125% Senior Notes due 2026 and $1.00 in cash
3.800% Senior Notes due 2028 / 03349MAA3	April 1, 2028	$500,000,000	$970 principal amount of New MPC 3.800% Senior Notes due 2028 and $1.00 in cash	$30 principal amount of New MPC 3.800% Senior Notes due 2028	$1,000 principal amount of New MPC 3.800% Senior Notes due 2028 and $1.00 in cash
4.500% Senior Notes due 2048 / 03349MAB1	April 1, 2048	$500,000,000	$970 principal amount of New MPC 4.500% Senior Notes due 2048 and $1.00 in cash	$30 principal amount of New MPC 4.500% Senior Notes due 2048	$1,000 principal amount of New MPC 4.500% Senior Notes due 2048 and $1.00 in cash

(1)	For each $1,000 principal amount of Existing Andeavor Notes accepted for exchange.

(2)	Includes Early Tender Premium.

In conjunction with the Exchange Offers, Andeavor is soliciting consents (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”) to adopt certain proposed amendments to each of the indentures governing the Existing Andeavor Notes to eliminate certain of the covenants, restrictive provisions and events of default from such indentures. Each Exchange Offer and Consent Solicitation is conditioned upon the completion of the other Exchange Offers and Consent Solicitations, although MPC may waive such condition at any time with respect to an Exchange Offer. Any waiver of a condition by MPC with respect to an Exchange Offer will automatically waive such condition with respect to the corresponding Consent Solicitation, as applicable.

The Exchange Offers and Consent Solicitations are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated Aug. 29, 2018 (the “Offering Memorandum and Consent Solicitation Statement”).

The Exchange Offers and Consent Solicitations are conditioned upon the consummation of the proposed acquisition (the “Acquisition”) of Andeavor by MPC pursuant to the Agreement and Plan of Merger, dated as of April 29, 2018, as amended, by and among MPC, Andeavor, Mahi Inc., a wholly-owned subsidiary of MPC (“Merger Sub 1”), and Mahi LLC, a wholly-owned subsidiary of MPC (“Merger Sub 2”), pursuant to which Merger Sub 1 has agreed to be merged with and into Andeavor with Andeavor surviving the merger as a wholly-owned subsidiary of MPC, and Andeavor has agreed to, immediately following the first merger, be merged with and into Merger Sub 2 with Merger Sub 2 surviving the merger as a wholly-owned subsidiary of MPC.

Holders who validly tender their Existing Andeavor Notes at or prior to 5:00 p.m., New York City time, on Sept. 12, 2018, unless extended (the “Early Tender Date”), will be eligible to receive the applicable Total Exchange Consideration as set forth in the table above, which includes the applicable Early Tender Premium as set forth in the table above, for all such Existing Andeavor Notes that are accepted. For each $1,000 principal amount of Existing Andeavor Notes validly tendered after the Early Tender Date but prior to 12:01 a.m., New York City time, on Oct. 1, 2018, unless extended (the “Expiration Date”), holders of Existing Andeavor Notes will not be eligible to receive the applicable Early Tender Premium and, accordingly, will only be eligible to receive the applicable Exchange Consideration as set forth in the table above on the settlement date. The settlement date is expected to be the business day after the Expiration Date.

Documents relating to the Exchange Offers and Consent Solicitations will only be distributed to eligible holders of Existing Andeavor Notes who complete and return an eligibility form confirming that they are either (a) a “Qualified Institutional Buyer” as that term is defined in Rule 144A under the Securities Act of 1933 or (b) a person that is outside the “United States” and is (i) not a “U.S. person,” as those terms are defined in Rule 902 under the Securities Act of 1933, (ii) a “non-U.S. qualified offeree” (as defined in the Offering Memorandum and Consent Solicitation Statement) and (iii) not located in Canada. The complete terms and conditions of the Exchange Offers and Consent Solicitations are described in the Offering Memorandum and Consent Solicitation Statement, a copy of which may be obtained by contacting Global Bondholder Services Corporation, the exchange agent and information agent in connection with the Exchange Offers and Consent Solicitations, at (866) 924-2200 (U.S. toll-free) or (212) 430-3774 (banks and brokers). The eligibility form is available electronically at: http://gbsc-usa.com/eligibility/marathon.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offers and Consent Solicitations are being made solely pursuant to the Offering Memorandum and Consent Solicitation Statement and only to such persons and in such jurisdictions as is permitted under applicable law.

The New MPC Notes have not been and will not be registered under the Securities Act of 1933 or any state securities laws. Therefore, the New MPC Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and any applicable state securities laws.

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About Marathon Petroleum Corporation
MPC is the nation’s second-largest refiner, with a crude oil refining capacity of approximately 1.9 million barrels per calendar day in its six-refinery system. Marathon brand gasoline is sold through approximately 5,600 independently owned retail outlets across 20 states and the District of Columbia. In addition, Speedway LLC, an MPC subsidiary, owns and operates the nation’s second-largest convenience store chain, with approximately 2,740 convenience stores in 22 states. MPC owns, leases or has ownership interests in approximately 10,800 miles of crude oil and light product pipelines. Through subsidiaries, MPC owns the general partner of MPLX LP (“MPLX”), a midstream master limited partnership. Through MPLX, MPC has ownership interests in gathering and processing facilities with approximately 5.9 billion cubic feet per day of gathering capacity, 8.7 billion cubic feet per day of natural gas processing capacity and 610,000 barrels per day of fractionation capacity. MPC’s fully integrated system provides operational flexibility to move crude oil, natural gas liquids, feedstocks and petroleum-related products efficiently through the company’s distribution network and midstream service businesses in the Midwest, Northeast, East Coast, Southeast and Gulf Coast regions.

About Andeavor
Andeavor is a premier, highly integrated marketing, logistics and refining company. Andeavor’s retail-marketing system includes approximately 3,330 stations marketed under multiple well-known fuel brands, including ARCO®, SUPERAMERICA®, Shell®, Exxon™, Mobil™, Tesoro®, USA Gasoline™ and Giant®. It also has ownership in Andeavor Logistics LP (NYSE: ANDX) and its non-economic general partner. Andeavor operates 10 refineries with a combined capacity of approximately 1.2 million barrels per day in the mid-continent and western United States.

MPC Investor Relations Contact:
Kristina Kazarian (419) 421-2071

MPC Media Contact:
Chuck Rice (419) 421-2521

Andeavor Investor Relations Contact:
Brad Troutman (210) 626-4568

Andeavor Media Contact:
Andeavor Media Relations (210) 626-7702

Forward-looking Statements
This communication contains forward-looking statements within the meaning of federal securities laws regarding MPC and Andeavor. These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC, MPLX, Andeavor and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPC’s or Andeavor’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and Andeavor on anticipated terms and timetable, if at all; the ability to obtain approval by the shareholders of Andeavor and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, natural gas liquids and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX and ANDX; and the factors set forth under the heading “Risk Factors” in MPC’s and Andeavor’s respective Annual Reports on Form 10-K for the year ended Dec. 31, 2017 and in the Form S-4 filed by MPC with the Securities and Exchange Commission and declared effective on August 3, 2018. We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, MPC and Andeavor have filed relevant materials with the SEC, including MPC's registration statement on Form S-4 that includes a definitive joint proxy statement/prospectus and was declared effective by the SEC on August 3, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of MPC and Andeavor. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC's Investor Relations at 419.421.2414, or from Andeavor at its website, www.andeavor.com, or by contacting Andeavor's Investor Relations at 210.626.4757.

Participants in the Solicitation Regarding the Proposed Acquisition
MPC and Andeavor and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Acquisition. Information concerning MPC's participants is set forth in the proxy statement, filed March 15, 2018, for MPC's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning Andeavor's participants is set forth in the proxy statement, filed March 15, 2018, for Andeavor's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.